82-2372

02 OCT 25 AM 9:52

ERG GROUP

Your ref
Our ref CMP-0014-01

16 October 2002

ERG Australia Ltd

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

02055393

Dear Sirs

Australian Stock Exchange Filing

I enclose an Appendix 3B dated 15 October 2002 with accompanying letter which was filed with the Australian Stock Exchange on 16 October 2002.

Yours faithfully

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

dlw 10/30

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/10/2002

TIME: 19:33:06

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

App 3B - Issue to Special Utilities Investment Trust P

The contents of this fax are confidential and may only be used or disclosed by the addressee.

FAXED 16 OCT 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-03				
FROM	Clare Barrett-Lennard	**DATE**	16 October 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	11
RE	**Filing**				

Dear Sirs

I attach an Appendix 3B dated 15 October 2002 and accompanying letter.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

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247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as all other fully paid ordinary shares on issue.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Each convertible note has a face value of $1.65 and converts into 3 fully paid ordinary shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	3,000,000 ordinary shares issued on conversion of 1,000,000 unlisted convertible notes under the terms of a deed poll between the Company and Corporate Registry Services Pty Ltd dated 15 October 1997.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2002.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	936,747,074	Ordinary shares.
		18,518,519	Convertible notes maturing 01/10/05 exercisable at $13.50.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,995,100	Ordinary employee shares.
		10,828,989	Convertible notes maturing 15/10/02 exercisable at $1.65.
		450,000	Employee options expiring 26/10/02 exercisable at $0.93.
		30,000	Employee options expiring 11/01/03 exercisable at $2.59.
		15,000	Employee options expiring 12/01/03 exercisable at $2.61.
		57,000	Employee options expiring 13/01/03 exercisable at $2.62
		45,000	Employee options expiring 14/01/03 exercisable at $2.70.
		3,000	Employee options expiring 17/11/03 exercisable at $3.18.
		3,750,000	Employee options expiring 09/12/08 exercisable at $0.37.
		75,000	Employee options expiring 11/12/08 exercisable at $0.38.
		2,190,000	Employee options expiring 16/07/09 exercisable at $0.93.
		330,000	Employee options expiring 30/08/09 exercisable at $1.19.
		75,000	Employee options expiring 26/11/09 exercisable at $2.60.
		75,000	Employee options expiring 29/11/09 exercisable at $2.60.
		315,000	Employee options expiring 02/12/09 exercisable at $2.64.

+ See chapter 19 for defined terms.

120,000	Employee options expiring 10/01/10 exercisable at $2.54.
105,000	Employee options expiring 11/01/10 exercisable at $2.59.
174,000	Employee options expiring 12/01/10 exercisable at $2.61.
232,500	Employee options expiring 13/01/10 exercisable at $2.62.
235,500	Employee options expiring 14/01/10 exercisable at $2.70.
12,000	Employee options expiring 25/02/10 exercisable at $3.75.
180,000	Employee options expiring 14/06/10 exercisable at $3.08.
1,020,000	Employee options expiring 01/11/10 exercisable at $3.23.
1,085,500	Employee options expiring 17/11/10 exercisable at $3.18.
1,000,000	Options expiring 15/03/07 exercisable at $0.376.
7,437,210	Options expiring 01/02/09 exercisable at $0.40.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.
20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.
30	How do +security holders sell their entitlements *in full* through a broker?	N/A.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.
33	+Despatch date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A.
39	Class of +securities for which quotation is sought	N/A.
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A.	N/A.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 October 2002
(Director/Company secretary)

Print name: Clare Lois Barrett-Lennard

== == == == ==

+ See chapter 19 for defined terms.

J:\USERS\CoSec\Compliance\CMP-0014\Cmp-0014-03\App3B151002.doc

Your ref
Our ref CMP-0014-01

15 October 2002

ERG

GROUP

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Issue of shares to Special Utilities Investment Trust PLC

We confirm that 3,000,000 fully paid ordinary ERG Limited (**ERG**) shares (**Shares**) have been issued to The Special Utilities Investment Trust PLC (**Subscriber**), following conversion of 1 million unlisted convertible notes in ERG. The notes were converted in accordance with the arrangements made with the Subscriber and announced on 12 September 2002.

In order to comply with the recent changes to the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), ERG advises that, in relation to the Shares, it relies on the Class Order 02/272 (as amended by Class Order 02/334) issued by the Australian Securities and Investments Commission (**ASIC**), which grants relief from the secondary trading provisions, in that:

1 the Shares were issued by ERG to the Subscriber on 14 October 2002;

2 none of the Shares issued by ERG to the Subscriber are debentures;

3 the Shares issued by ERG to the Subscriber come within the relief specified in category 5 of schedule C of the Class Order;

4 in accordance with the substantive relief categories of the Class Order a Reliance Notice will be issued to ASIC within 5 business days after the issue of the Shares by ERG to the Subscriber; and

5 ERG hereby gives notice to the Australian Stock Exchange that all information of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares has been disclosed to Australian Stock Exchange Limited.

Yours faithfully

Peter Fogarty
Chief Executive

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